Issuer Free Writing Prospectus
Filed Pursuant to Rule 433(f)
Registration No. 333-149290
September 2, 2009
COLE CREDIT PROPERTY TRUST III, INC.
     On August 31, 2009, Investment Advisor magazine and its associated on-line publication, InvestmentAdvisor.com, published an article dated September 1, 2009, concerning Cole Credit Property Trust III, Inc. (the “Company,” “we,” “us,” and “our”), the full text of which is reproduced below.
Clarifications and Corrections
     The article published by Investment Advisor magazine and InvestmentAdvisor.com was not prepared by us or reviewed by us prior to its publication, nor were we aware of the publication of the article prior to August 31, 2009. With the exception of the quotations attributed directly to John Towle, the chief marketing officer of the Company’s advisor, the article represents the opinions of the author and the other persons quoted in the article, which we do not endorse or adopt.
     We believe the following information is appropriate to clarify or correct information included in the article:
1. We caution that the statements in the article attributed to Mr. Towle that “Cole has been garnering about $80 to $100 million per month in flows” and “in the second quarter, Cole Real Estate Investments was ranked the number one capital raiser in the non-traded REIT space” should not be interpreted as a projection of future sales of shares of our common stock.
2. With respect to Mr. Towle’s reference to our “annualized yield of 6.75%” in the article, our Board of Directors has authorized a daily distribution, based on 365 days in the calendar year, of $0.001849316 per share (which equates to 6.75% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for stockholders of record as of the close of business on each day of the period commencing on July 1, 2009 and ending on September 30, 2009.
3. We caution that undue emphasis should not be placed on the following statements in the article: “So over the long term this could translate into solid capital appreciation at time of portfolio exit” and [the Company] is “buying brand new assets [properties], and we don’t have to worry about some of the overvaluation that’s happened in the last couple of years.” As with any forward-looking information, these statements and any other forward-looking statements in the article are subject to risks and uncertainties that could cause the actual results to differ materially from those stated. Please read “Cautionary Note Regarding Forward-Looking Statements” and the risks associated with an investment in the offering included in the prospectus as supplemented to date that we have filed with the Securities and Exchange Commission(“SEC”) in connection with the offering.
4. The statement in the article that says, “All properties that Cole had acquired through the end of the second quarter were for cash,” is clarified to note that on June 22, 2009, the Company, through certain of its indirect wholly-owned subsidiaries, borrowed approximately $29.9 million from Aviva Life and Annuity Company (the “Aviva Loans”). The Aviva Loans are collateralized by two single-tenant commercial properties and three parcels of land held by the subsidiaries. In addition, our advisor believes that utilizing borrowing is consistent with our investment objectives and we intend to do so strategically. Please read our borrowing policies and the risks associated with indebtedness included in the prospectus as supplemented to date that we have filed with the SEC in connection with the offering.
5. We caution that undue emphasis should not be placed on the statements “For money that we don’t expect to need for five years or so, we use the non-traded REITs” and “Non-traded REITs offer the ‘trade off between a little more risk, but a lot more return. CDs are paying 1.5% and 2%, and people just can’t get by with that.’” We currently do not have any plans to list our shares or to effect another liquidity event. In addition, our charter does not require us to take measures to effect a liquidity event until ten years after the termination of this offering, and it is possible that our stockholders could approve an extension of the ten year deadline. Investments in CDs, which are insured by the FDIC, have a risk-reward profile that is significantly different from the risk-reward profile of non-traded REITs, including the Company. Please refer to the risks associated with an investment in the offering included in the prospectus as supplemented to date that we have filed with the SEC in connection with the offering.
Text of the Article
Retirement Planning: Time for Non-Traded REITs?
Retail commercial real estate could be a good investment for retirees

Melanie Waddell
9/1/2009
Finding an asset class in the midst of a recession that will provide retiree and pre-retiree clients with exactly what they need-a steady stream of income, great yields, and a stable net asset value-may seem out of reach, but the non-traded REIT market could be just the ticket.
In fact, Cole Real Estate Investments began offering in January its Cole Credit Property Trust III, Inc., which is a non-traded REIT focusing on big box, necessity retail commercial real estate-that includes retailers like Walmart, Target, BJ’s, Walgreens, Home Depot, and Lowe’s, to name a few. While commercial real estate has been hit by the recession like other asset classes, “there are many sectors of the commercial real estate market that have held up really well, especially the necessity retail” space, says Clint Blaser, a partner with National Planning Corp. in Scottsdale, Arizona, who is allocating about 20% of his clients’ portfolios to the Cole Credit Property Trust III.
Cole is offering 250 million shares of common stock of Cole Credit Property Trust III and seeking to raise $2.5 billion. Since opening the Credit Property Trust III at the beginning of 2009, Cole has been garnering about $80 to $100 million per month in flows, says John Towle, Cole’s chief marketing officer, “which is a pretty aggressive clip given the fact that most of the flows come during the end of the offering in these products.”
Why has the REIT portfolio garnered so much interest? Towle says it’s largely because of the solid annualized yield of 6.75%, and stable NAV of $10 per share. The REIT portfolio, he says, also offers investors an opportunity for “capital appreciation at the time of portfolio exit.” As Cole builds out the Credit Property Trust III portfolio, “we are in a situation where we are buying high quality properties that are discounted from where they were two years ago,” says Towle. “So over the long term this could translate into solid capital appreciation at time of portfolio exit.”
Trent Meewes, a financial consultant with Wealth Management in Tallahassee, Florida, says his firm likes the Cole Property Trust III because Cole is “buying brand new assets [properties], and we don’t have to worry about some of the overvaluation that’s happened in the last couple of years.” Plus, he says, Cole is paying cash for the properties so they’re not taking on debt. All properties that Cole had acquired through the end of the second quarter were for cash. Meewes says he allocates about 10% of his clients’ portfolio to the Cole Property Trust III. “We use these [non-traded REITs] to position people as they are getting close to retirement,” he says. “For money that we don’t expect to need for five years or so, we use the non-traded REITs.” Non-traded REITs offer the “trade off between a little more risk, but a lot more return. CDs are paying 1.5% and 2%, and people just can’t get by with that.”
While it’s hard to benchmark non-traded REITs’ performance, Towle points out that in the second quarter, Cole Real Estate Investments was ranked the number one capital raiser in the non-traded REIT space.
Towle also notes that the Property Trust III offering is best for someone looking to diversify their equity portfolio or somebody looking to diversify their income stream.” He says the REIT portfolio adds diversification because the correlation of direct real estate investments like non-traded REITs to traded REITs and equities is relatively low.
Blaser of National Planning Corp. says that Cole’s REIT offerings-particularly Cole Property Trust II (which is closed) and III-have been a “great core holding for our clients.” Blaser likes the fact that Cole deals in long-term financing. “The last thing you want in a recession is short-term leasing or financing events,” he says. Towle adds that Cole focuses on long-term financing “so that our loans are not maturing in a relatively short term.”
Cole Credit Property Trust III, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Cole Credit Property Trust III, Inc., the dealer manager or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (866) 341-2653.